Mail Stop 7010

      August 23, 2005

Michael Davies
Chief Financial Officer
Reclamation Consulting and Applications, Inc.
23832 Rockfield Boulevard, Suite 275
Lake Forest, California 92630


      Re:	Reclamation Consulting and Applications, Inc.
		PRE 14A filed July 22, 2005
      File No. 000-29881

Dear Mr. Davies:

		We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A filed July 22, 2005

Proposal 2, page 8
1. We note that you have entered into a Securities Purchase Agreement with four accredited investors in order to obtain funding for ongoing operations. To the extent determinable, please revise to state each purpose for which the net proceeds have been or will be used. See
Item 11(c) of Schedule 14A.
2. We note the risk factors set forth in this section. Please revise to delete references such as "this prospectus" and "this offering" as these are inappropriate in the context of this proxy statement.

3. Tell us supplementally, and revise your disclosures on page nine
to clarify, what you mean when you state that you have an
"obligation
to sell secured convertible notes that may be converted into an estimated 13,684,211 shares ... and issue warrants to purchase 5,200,000 shares of common stock in the near future." In this regard, we assume that your obligation to sell secured convertible notes and issue warrants is pursuant to the Securities Purchase Agreement and that the sale will be completed within five days of the pending registration statement, filed July 27, 2005, becoming effective. Please also update this disclosure and disclosure throughout the proxy statement to reflect the amount of notes and warrants you have issued. We understood that an additional $600,000 of notes and warrants, whose underlying shares are being registered for resale pursuant to your registration statement filed on July 27,
2005, were to have been issued shortly after the registration statement was filed.
4. We note the statement on page nine that "All of the [common] shares, including all of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants, may be sold without restriction." Please tell us, and revise to clarify, what you mean by that statement. We note that the shares issued or issuable pursuant to the Securities Purchase Agreement were issued in a private placement to institutional investors in June 2005.
5. On page 10, you state that you have allocated and registered 37,000,000 shares to cover the conversion of the secured convertible notes; however, we note the Form SB-2 filed on July 27, 2005 is registering the resale of 32,000,000 shares underlying the convertible notes. Please advise. In addition, revise your disclosure to make clear that you have registered the resale of the shares underlying the secured convertible notes and not the sale of the common shares by the company to the holders of the notes.

Closing Comment

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751, or in her absence, me at (202) 551-3760 with any questions.


      Sincerely,



      Pamela A. Long
      Assistant Director



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Mr. Michael Davies
Reclamation Consulting and Applications, Inc.
August 23, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE